UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  333-127703
 CUSIP Number:  501862106

(Check One):
☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For period ended:	June 30, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Full Name of Registrant:	Li3 Energy, Inc.

Former Name if Applicable:	n/a

Address of Principal Executive Office:	Av. Pardo y Aliaga 699 Of. 802

City, State and Zip Code:	San Isidro, Lima, Peru

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was unable to file its Annual Report on Form 10-K for the year ended June 30, 2010 (the “Report”) by the prescribed date of September 28, 2010, because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant represents that the Report will be filed within the period specified by Rule 12b-25(b)(2)(ii).

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Barrett S. DiPaolo	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes                                ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes                                ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The registrant’s financial statements for the year ended June 30, 2010 will change significantly from fiscal 2009.

The registrant incurred approximately $0.9 million of exploration expenses in fiscal 2010, compared to $0 of exploration expenses in the prior year.

The registrant incurred general and administrative expenses of approximately $3.8 million for the 2010 fiscal year, compared to $63,364 for fiscal 2009.  These expenses mainly consisted of consultancy fees, travel expenses, professional fees incurred in connection with the day to day operation of the registrant’s business, exploration expenses on properties wherein it was granted exploration rights, and the preparation and filing of its periodic reports.

The registrant’s other expenses for the 2010 fiscal year will be substantially greater than its other expenses of $4,541 for fiscal 2009, primarily due to the registrant’s recognition of an unrealized loss from the increase in the fair value of the derivative liability related to its outstanding warrant instruments in the year ended June 30, 2010.  While the registrant is still in the process of calculating this derivative liability, it expects it to be in the mid seven figures.

Net loss for the 2010 fiscal year was significantly greater than the registrant’s net loss of $67,905 for fiscal 2009.  In addition to the derivative liability and increased expenses mentioned above, the registrant expects to recognize aggregate impairment losses with respect to its property interests also in the mid seven figures in the fourth quarter of fiscal 2010.  Consequently, the registrant expects to report a net loss in the low eight figures for fiscal 2010.

Li3 Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: September 29, 2010	By:	/s/ Luis Saenz
Name: Luis Saenz
Title: Chief Executive Officer